Exhibit 99.1

G Medical Innovations Holdings Ltd Announces Nasdaq Staff Listing Determination; Plans to Request Hearing

Rehovot, Israel, Feb. 17, 2023 (GLOBE NEWSWIRE) -- G Medical Innovations Holdings Ltd. (Nasdaq: GMVD) (the “Company”) announced today that on February 16, 2023, the Company received notice from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that, based upon the Company’s non-compliance with the stockholders’ equity requirement for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b) (the “Equity Rule”), the Company is subject to delisting from Nasdaq unless the Company timely requests a hearing before a Nasdaq Hearings Panel (the “Panel”). Accordingly, the Company plans to timely request a hearing before the Panel, which will stay any delisting or suspension action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing.

As a separate matter, the Company was cited for providing material misrepresentations to the Staff, pursuant to Nasdaq Listing Rule 5250(a)(1), in relation to the Company’s Extraordinary General Meeting of shareholders, which was adjourned on February 9, 2023 and ultimately held and concluded on February 16, 2023. The Company originally believed and communicated to the Staff that it had met the quorum requirement on February 9, 2023 and believed that an adjournment would not be necessary. A quorum was present at the February 16, 2023 adjourned meeting and the shareholders of the Company voted upon and approved all agenda items that were described in the Company’s Notice and Proxy Statement for the meeting, which were included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on January 24, 2023.

About G Medical Innovations Holdings Ltd.:

G Medical Innovations Holdings Ltd. is a healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter and Monitoring Cardiac Telemetry Patch services, utilizing a multi-channel patient-worn biosensors, with algorithms for real time analysis and transmission that captures electrocardiography (i.e. ECG) data continuously, including QT Syndrome Prolongation Detection. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (i.e., IDTF) monitoring services and private monitoring services.

In the second half of 2022, the Company expanded its business activities into a new business area, at-home laboratory testing kits. In the third quarter of 2023, the Company expects that users will be able to purchase a sample collection kit at retail stores or online and collect their sample from the comfort and privacy of their home and send it via mail to the Company’s certified lab for analysis. The Company has developed 31 types of tests kits which can test a wide range health issued related to hormones, sexual transferred disease, colon cancer, nutrition, food sensitivities and allergies. In addition, the Company’s pipeline includes development of additional kits for drug detection, heavy metal and toxicology. Data received from both vital signs and lab tests reflects the vision of the Company which is to allow users to create their personal electronic medical records and manage their health in one location which is available for them anywhere and anytime without dependency on any medical organization.

Visit https://gmedinnovations.com/.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses: its plan to timely request a hearing before the Panel and that such request will stay any delisting or suspension action. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investors Relations Contact:

G Medical innovations Holdings Ltd.

service@gmedinnovations.com